UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 22, 2016

Date of Report (Date of earliest event reported)

LENNAR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-11749	95-4337490
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

700 Northwest 107th Avenue, Miami, Florida 33172

(Address of principal executive offices) (Zip Code)

(305) 559-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On September 22, 2016, Lennar Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WCI Communities, Inc. (“WCI”), under which the Company will acquire WCI for a combination of Company Class A common stock (“Class A Stock”) and cash totaling $23.50 per share of WCI common stock. The transaction will be in the form of a merger whereby a wholly-owned subsidiary of the Company will be merged into WCI, with WCI becoming a, wholly-owned subsidiary of the Company (the “Merger”). The Merger will be subject to approval by the holders of WCI’s common stock.

It is currently anticipated that the merger consideration payable to WCI stockholders will be $11.75 in cash and $11.75 in Class A Stock, with the Class A Stock valued at the average of its volume weighted average price on the New York Stock Exchange (“NYSE”) on each of the 10 NYSE trading days before the day of the meeting at which WCI’s stockholders vote on the Merger. However, the Company has the right to reduce the portion of the merger consideration that will be Class A Stock and increase the portion that will be cash, including the right to make the entire merger consideration cash. The Company cannot cause the cash portion of the merger consideration to be less than $11.75. If the total value of the Class A Stock included in the merger consideration would be less than 41% of the total merger consideration for all WCI’s common stock and equity awards, the Company will be required either to (i) increase the fraction of a share of Class A Stock included in the merger consideration or (ii) pay the entire merger consideration in cash.

The transaction is subject to (a) approval of the Merger Agreement by the holders of a majority of the outstanding shares of WCI common stock, (b) effectiveness of a registration statement registering the Class A Stock to be issued in connection with the Merger under the Securities Act of 1933, as amended, (c) approval of the Class A Stock to be issued in connection with the Merger for listing on the NYSE and (d) other customary closing conditions.

The Merger Agreement contains customary representations and warranties by the parties, which will terminate when the Merger becomes effective. It also contains covenants by the parties, including a covenant by WCI that until the Merger takes place (or the Merger Agreement is terminated), WCI and each of its subsidiaries will operate its business in all material respects in the ordinary course of business consistent with past practice.

The Merger Agreement provides that between the date of the Merger Agreement and October 26, 2016 (the “Transaction Solicitation Period”), WCI and its subsidiaries may, with the assistance of investment bankers and other advisors, actively solicit and take action to initiate, solicit, encourage and facilitate acquisition proposals from persons other than the Company. After that date, WCI may not authorize anyone to initiate, solicit, knowingly encourage or otherwise knowingly facilitate an acquisition proposal by anybody who had not made an acquisition proposal during the Transaction Solicitation Period. However, WCI can engage in discussions and negotiations with a prospective acquirer other than the Company regarding a proposal that WCI receives from that prospective acquirer after the end of the Transaction Solicitation Period despite WCI’s complying with the prohibition against soliciting acquisition proposals, that WCI’s Board determines in good faith after consultation with its outside financial advisor and outside counsel would reasonably be expected to result (if consummated in accordance with its terms) in a transaction that would be more favorable to the holders of WCI’s common stock than the transaction with the Company.

The Merger Agreement is subject to customary termination provisions and, in addition, may be terminated by WCI if before the stockholders meeting to vote on the Merger, (i) WCI receives a proposal that its Board determines would be a superior proposal (i.e., would be more favorable to WCI’s stockholders than the Merger), (ii) the Company does not agree before the termination by WCI becomes effective (which must be at least 3 NYSE trading days after WCI notifies the Company of the superior proposal), to increase the merger consideration so it will have a value per share of WCI common stock at least as great as what WCI’s Board determined to be the value per share of WCI common stock the WCI stockholders would receive as a result of the superior proposal, and (iii) WCI pays the Company the termination fee described below.

The termination fee that WCI will have to pay to terminate the Merger Agreement because it has received what its Board determines to be a superior proposal will be $11,250,000 if the proposal was received during the Transaction Solicitation Period and $22,500,000 if the proposal was not received until after the end of the Transaction Solicitation Period. In addition, if the Company terminates the Merger Agreement because WCI’s Board withdraws its recommendation that WCI’s stockholders approve the Merger or someone other than the Company makes a tender offer or exchange offer for at least 15% of WCI’s stock, and the WCI Board does not recommend that stockholders not tender their shares in response to the tender offer, WCI will have to pay the Company $22,500,000.

The description of the Merger Agreement above is only a summary and does not purport to be complete. It is qualified in its entirety by the actual terms of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Form 8-K and is incorporated herein by reference.

The description of the Merger Agreement above, and the Merger Agreement itself, are included in, or as an exhibit to, this Current Report on Form 8-K to provide investors and others with information about the Merger. They are not intended to provide factual information about any of the parties to the Merger Agreement to anyone other than the parties. Some of the representations and warranties in the Merger Agreement may have been intended to allocate risks among parties rather than to assure the correctness of information. Also, many of the representations and warranties are qualified by information in documents that are not filed with this Current Report on Form 8-K. In addition, many of the representations and warranties exclude facts or conditions that would not have a material adverse effect on one or more parties or are otherwise limited to material items. Accordingly, nobody reading this Current Report on Form 8-K should rely on statements made in representations and warranties in the Merger Agreement as being complete, or necessarily correct, descriptions of the matters to which they relate.

Item 8.01. Other Events.

On September 22, 2016, the Company issued a press release announcing the execution of the Merger Agreement with WCI. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Document

2.1	Agreement and Plan of Merger among WCI Communities, Inc., Lennar Corporation, Marlin Green Corp. and Marlin Blue, LLC dated as of September 22, 2016. The Schedules to this Agreement have been omitted.

99.1	Press Release issued by Lennar Corporation, dated September 22, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 22, 2016		Lennar Corporation

	By:	/s/ Bruce Gross
	Name:	Bruce Gross
	Title:	Vice President and Chief Financial Officer